UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 20, 2021

Live Oak Acquisition Corp. II

(Exact name of registrant as specified in its charter)

Delaware	001-39755	85-2560226
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 S. Main Street, #2550
Memphis, TN 38103
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (901) 685-2865

Not applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock and one-third of one Redeemable Warrant	LOKB.U	The New York Stock Exchange
Class A Common Stock, par value $0.0001 per share	LOKB	The New York Stock Exchange
Warrants, each exercisable for one share Class A Common Stock for $11.50 per share	LOKB WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events

On September 20, 2021, Live Oak Acquisition Corp. II, a Delaware corporation (the “Company”), issued a press release announcing the extension of its previously announced offer to acquire all issued and allotted ordinary shares and preferred shares of Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) and domesticated as a limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC, a Delaware limited liability company (“Navitas Delaware” and, together with Navitas Ireland, “Navitas”), other than outstanding restricted shares of Navitas Ireland granted pursuant to Navitas’ 2020 Equity Incentive Plan, until October 15, 2021 at 11:59 p.m., New York City time, unless the offer is further extended or withdrawn by the Company. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

The Company is making the offer pursuant to a Business Combination Agreement and Plan of Reorganization, dated as of May 6, 2021, by and among the Company, a wholly owned subsidiary of the Company, and Navitas whereby the parties intend to effect a business combination between the Company and Navitas (the “Proposed Transactions”), on the terms and subject to the conditions set forth therein. Except for the extension of the tender offer, all other terms and conditions of the tender offer remain the same as set forth in the Offer to Acquire dated July 9, 2021 and the related letter of transmittal.

Important Information for Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

In connection with the Proposed Transactions, the Company has filed a registration statement on Form S-4 (as amended to date, the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”), which includes a proxy statement/prospectus of the Company. The Company also plans to file other documents with the SEC regarding the Proposed Transactions. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the Company’s shareholders. SHAREHOLDERS OF THE COMPANY AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE PROPOSED TRANSACTIONS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. Shareholders are able to obtain free copies of the proxy statement/prospectus and other documents containing important information about the Company and Navitas, through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

The Company and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in connection with the Proposed Transactions. The Company and its officers and directors may also be deemed participants in such solicitation. Information about the directors and executive officers of the Company is set forth in the Registration Statement and in the Company’s Annual Report on Form 10-K which was filed with the SEC on March 25, 2021. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are and will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact contained herein regarding the Proposed Transactions, the ability of the parties to consummate the Proposed Transactions, the benefits of the Proposed Transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

The Company and Navitas caution you that the forward-looking statements contained herein are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the Proposed Transactions or that the approval of the Company’s stockholders is not obtained; (iii) the outcome of any legal proceedings that may be instituted against the Company or Navitas following announcement of the Proposed Transactions; (iv) the risk that the Proposed Transactions disrupt the Company’s or Navitas’ current plans and operations as a result of the announcement of the Proposed Transactions; (v) costs related to the Proposed Transactions; (vi) failure to realize the anticipated benefits of the Proposed Transactions; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by the Company’s public stockholders; (xi) the ability of the Company or the combined company to issue equity or equity-linked securities in connection with the Proposed Transactions or in the future; and (xii) those factors discussed in the Registration Statement and in the Company’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of the Company filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither the Company nor Navitas presently know or that the Company and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s and Navitas’ expectations, plans or forecasts of future events and views as of the date hereof. The Company and Navitas anticipate that subsequent events and developments will cause the Company’s and Navitas’ assessments to change. However, while the Company and Navitas may elect to update these forward-looking statements at some point in the future, the Company and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s and Navitas’ assessments as of any date subsequent to the date hereof. Accordingly, undue reliance should not be placed upon the forward-looking statements. Additional information concerning these and other factors that may impact the Company’s expectations and projections can be found in the Registration Statement and in the Company’s periodic filings with the SEC, including the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020. The Company’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Exhibit

99.1	Press Release of Live Oak Acquisition Corp. II dated September 20, 2021, announcing the extension of its tender offer.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LIVE OAK ACQUISITION CORP. II

Date: September 20, 2021	By:	/s/ Andrea K. Tarbox
Andrea K. Tarbox

Chief Financial Officer

Exhibit 99.1

Live Oak Acquisition Corp. II Extends Tender Offer Related to Business Combination with Navitas Until 11:59 p.m., October 15, 2021

Memphis, TN.– September 20, 2021— Live Oak Acquisition Corp. II (NYSE: LOKB) (“Live Oak II”), announced today that it is extending its previously announced offer to acquire all issued and allotted ordinary shares and preferred shares of Navitas Semiconductor Limited, a private company limited by shares organized under the Laws of Ireland (“Navitas Ireland”) and domesticated as a limited liability company in the State of Delaware as Navitas Semiconductor Ireland, LLC (“Navitas Delaware” and, together with Navitas Ireland, “Navitas”), other than outstanding restricted shares of Navitas Ireland granted pursuant to Navitas’ 2020 Equity Incentive Plan, until October 15, 2021, at 11:59 p.m., New York City time, unless the offer is further extended or withdrawn by Live Oak II.

Live Oak II is making the offer pursuant to a Business Combination Agreement and Plan of Reorganization, dated as of May 6, 2021, by and among Live Oak II, a wholly owned subsidiary of Live Oak II, and Navitas whereby the parties intend to effect a business combination between Live Oak II and Navitas, on the terms and subject to the conditions set forth therein. Except for the extension of the tender offer, all other terms and conditions of the tender offer remain the same as set forth in the Offer to Acquire dated July 9, 2021 and the related letter of transmittal.

As of 12:01 a.m., New York City time, on September 17, 2021, approximately (i) 15,832,819 ordinary shares of Navitas Ireland, par value U.S. $0.0001 per share (each a “Navitas Ireland Common Share”), have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 94.3% of the outstanding Navitas Ireland Common Shares, (ii) 16,572,611 Series A preferred shares of Navitas Ireland, par value U.S. $0.0001 per share (the “Navitas Series A Preferred Shares”), have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 99.7% of the outstanding Navitas Series A Preferred Shares; (iii) 5,048,872 Series B-1 preferred shares of Navitas Ireland, par value U.S. $0.0001 per share (the “Navitas Series B-1 Preferred Shares”), have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 93.2% of the outstanding Navitas Series B-1 Preferred Shares; (iv) 15,456,273 Series B-2 preferred shares of Navitas Ireland, par value U.S. $0.0001 per share (the “Navitas Series B-2 Preferred Shares”), have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 84.9% of the outstanding Navitas Series B-2 Preferred Shares; and (v) 14,200,514 Series B preferred shares of Navitas Ireland, par value U.S. $0.0001 per share (the “Navitas Series B Preferred Shares”), have been validly tendered and not withdrawn pursuant to the tender offer, representing approximately 99.9% of the outstanding Navitas Series B Preferred Shares.

About Live Oak Acquisition Corp. II

Live Oak II raised $253 million in December 2020, and its units, Class A common stock and warrants are listed on the NYSE under the tickers “LOKB.U,” “LOKB” and LOKB WS,” respectively. Live Oak II is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Live Oak II is led by an experienced team of managers, operators and investors who have played important roles in helping build and grow profitable public and private businesses, both organically and through acquisitions, to create value for stockholders. The team has experience operating and investing in a wide range of industries, bringing a diversity of experiences as well as valuable expertise and perspective.

Cautionary Note Regarding Forward-Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this press release, regarding the proposed transaction, the ability of the parties to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projections of market opportunity and market share, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “plan,” “seek,” “expect,” “project,” “forecast,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words.

Live Oak II and Navitas caution you that the forward-looking statements contained in this press release are subject to numerous risks and uncertainties, including the possibility that the expected growth of Navitas’ business will not be realized, or will not be realized within the expected time period, due to, among other things: (i) Navitas’ goals and strategies, future business development, financial condition and results of operations; (ii) Navitas’ customer relationships and ability to retain and expand these customer relationships; (iii) Navitas’ ability to accurately predict future revenues for the purpose of appropriately budgeting and adjusting Navitas’ expenses; (iv) Navitas’ ability to diversify its customer base and develop relationships in new markets; (v) the level of demand in Navitas’ customers’ end markets; (vi) Navitas’ ability to attract, train and retain key qualified personnel; (vii) changes in trade policies, including the imposition of tariffs; (viii) the impact of the COVID-19 pandemic on Navitas’ business, results of operations and financial condition; (ix) the impact of the COVID-19 pandemic on the global economy; (x) the ability of Navitas to maintain compliance with certain U.S. Government contracting requirements; (xi) regulatory developments in the United States and foreign countries; and (xii) Navitas’ ability to protect its intellectual property rights. Forward-looking statements are also subject to additional risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed transaction, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed transaction or that the approval of the stockholders of Live Oak II is not obtained; (iii) the outcome of any legal proceedings that may be instituted against Live Oak II or Navitas following announcement of the proposed transaction; (iv) the risk that the proposed transaction disrupts Live Oak II’s or Navitas’ current plans and operations as a result of the announcement of the proposed transaction; (v) costs related to the proposed transaction; (vi) failure to realize the anticipated benefits of the proposed transaction; (vii) risks relating to the uncertainty of the projected financial information with respect to Navitas; (viii) risks related to the rollout of Navitas’ business and the timing of expected business milestones; (ix) the effects of competition on Navitas’ business; (x) the amount of redemption requests made by Live Oak II’s public stockholders; (xi) the ability of Live Oak II or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and (xii) those factors discussed in Live Oak II’s registration statement on Form S-4 (File No. 333-256880), as the same has been amended (the “Registration Statement”) filed with the Securities and Exchange Commission (the “SEC”) and Live Oak II’s final prospectus filed with the SEC on December 4, 2020 under the heading “Risk Factors” and other documents of Live Oak II filed, or to be filed, with the SEC.

If any of the risks described above materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by our forward-looking statements. There may be additional risks that neither Live Oak II nor Navitas presently know or that Live Oak II and Navitas currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Live Oak II’s and Navitas’ expectations, plans or forecasts of future events and views as of the date of this press release. Live Oak II and Navitas anticipate that subsequent events and developments will cause Live Oak II’s and Navitas’ assessments to change. However, while Live Oak II and Navitas may elect to update these forward-looking statements at some point in the future, Live Oak II and Navitas specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Live Oak II’s and Navitas’ assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Important Information and Where to Find It

In connection with the proposed transaction, Live Oak II has filed the Registration Statement with the SEC, which includes a proxy statement/prospectus of Live Oak II. Live Oak II also plans to file other documents and relevant materials with the SEC regarding the proposed transaction. After the Registration Statement has been cleared by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of Live Oak II. SECURITYHOLDERS OF LIVE OAK II AND NAVITAS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS AND RELEVANT MATERIALS RELATING TO THE PROPOSED TRANSACTION

THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BEFORE MAKING ANY VOTING DECISION WITH RESPECT TO THE PROPOSED TRANSACTION BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES TO THE PROPOSED TRANSACTION. Stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Live Oak II and Navitas once such documents are filed with the SEC through the website maintained by the SEC at http://www.sec.gov.

Participants in the Solicitation

Live Oak II and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Live Oak II in connection with the proposed transaction. Navitas and its officers and directors may also be deemed participants in such solicitation. Securityholders may obtain more detailed information regarding the names, affiliations and interests of certain of Live Oak II’s executive officers and directors in the solicitation by reading Live Oak II’s Annual Report on Form 10-K filed with the SEC on March 25, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the proposed transaction when they become available. Information concerning the interests of Live Oak II’s participants in the solicitation, which may, in some cases, be different than those of Live Oak II’s stockholders generally, will be set forth in the proxy statement/prospectus relating to the proposed transaction when it becomes available.

Contact Information

Adam J. Fishman, COO

afishman@liveoakmp.com